SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to _______________

Commission file number          0-14209

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Firstbank Corporation Amended and Restated 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTBANK CORPORATION

311 Woodworth Avenue

Alma, Michigan 48801

FIRSTBANK CORPORATION 401(k) PLAN

TABLE OF CONTENTS	PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2012 and 2011

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

Supplementary Information as of December 31, 2012

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12-14

Note:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of Firstbank Corporation

Firstbank Corporation 401(k) Plan

311 Woodworth Ave.

Alma, Michigan 48801-6029

We have audited the accompanying statements of net assets available for benefits of Firstbank Corporation 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Rehmann Robson LLC

REHMANN ROBSON LLC

Saginaw, Michigan

June 25, 2013

FIRSTBANK CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2012	2011
ASSETS

Investments at fair value
Mutual funds	$21,242,148	$18,819,538
Firstbank Corporation common stock	3,892,674	1,759,046
Money market fund	1,408,280	987,751

Total investments at fair value	26,543,102	21,566,335

Receivables
Notes receivable from participants	644,753	609,213
Accrued income	78,710	6,376

Total receivables	723,463	615,589

Total assets	27,266,565	22,181,924

LIABILITIES

Accrued expenses	45,957	19,807

Net assets available for benefits	$27,220,608	$22,162,117

The accompanying notes are an integral part of these financial statements.

FIRSTBANK CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2012	2011
Additions to net assets attributed to Contributions
Participant	$1,028,685	$962,478
Employer	540,997	522,210
Rollover	154,456	43,150

Total contributions	1,724,138	1,527,838

Investment income
Dividends	621,747	469,321
Interest	255	226
Net appreciation (depreciation) in aggregate fair value of investments	3,997,302	(1,178,008)

Total investment income (loss)	4,619,304	(708,461)

Interest income – notes receivable from participants	27,837	27,855

Total additions	6,371,279	847,232

Deductions from net assets attributed to
Benefits paid to participants	1,217,835	1,124,743
Administrative and other expenses	94,953	86,181

Total deductions	1,312,788	1,210,924

Net increase (decrease)	5,058,491	(363,692)

Net assets available for benefits
Beginning of year	22,162,117	22,525,809

End of year	$27,220,608	$22,162,117

The accompanying notes are an integral part of these financial statements.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Firstbank Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all employees of Firstbank Corporation (the “Company,” “Sponsor,” or “Employer”) who are at least 21 years of age and have completed 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Elective deferrals by participants are based on a percentage of their compensation as defined in the Plan agreement and are subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make additional “catch-up” contributions. Participants may also contribute amounts representing distributions (“rollovers”) from other qualified defined benefit or defined contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated target date fund until changed by the participant. The Company may, at the sole discretion of its Board of Directors, contribute to each participant’s account a matching contribution of 100% of the first 3% of compensation and a 60% match on contributions from 3% to 5% of compensation. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, a money market fund, and shares of Firstbank Corporation common stock as investment options for participants. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s contributions, an allocation of Plan earnings, and charged with an allocation of administrative expenses paid directly by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their elective contributions and the Company matching contributions plus actual earnings thereon for funds contributed after January 1, 2008. Prior to 2008, vesting in Company matching contributions was based on years of completed service, as defined by the Plan agreement. A participant becomes 100% vested in the Company matching contributions made prior to January 1, 2008, after six years of credited service.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance less the amount of their Employee Stock Ownership Plan balance, under a previously amended plan. The notes receivable are secured by the balance in the participant’s account and bear interest at annual rates that range from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant is entitled to 100% of the vested interest in his or her account balance. For termination of service for other reasons, a participant or his or her beneficiary receives the vested portion in the participant’s account. All distributions are made in one lump-sum payment. A participant may receive the portion of his or her account invested in shares of Firstbank Corporation common stock in-kind or in cash. In service withdrawal of vested balances may be elected by participants who have reached 59-1/2 years of age. The Plan also permits withdrawals of active participants’ retirement savings and rollover contributions only in amounts necessary to satisfy financial hardships as defined by the Plan agreement.

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer cash contributions with any remaining amounts first allocated to Plan expenses and then among the accounts of participants. Employer cash contributions were reduced by $21,109 and $15,929 from forfeited nonvested accounts during 2012 and 2011, respectively. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $5,272 and $23,143, respectively. These accounts are expected to be used to reduce future employer contributions.

Administrative Expenses

The Plan’s administrative expenses, including an allocation of salaries, accounting, record keeping, and legal, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Trustee fees and other professional fees related to the investment and administration services of the Plan’s assets are paid by the Plan. Participants are charged directly for notes receivable fees.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan’s valuation policies utilizing information provided by the investment advisor and recordkeeper. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as those held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants, if any, are recorded as distributions based on the terms of the Plan agreement.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which includes several new fair value disclosure requirements, including, among other things, information about valuation techniques and unobservable inputs used in Level 3 fair value measurements. The adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits, as changes are related solely to fair value measurement disclosures.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2012	2011
Investments at fair value
Mutual funds
T. Rowe Price Retirement 2030 Fund	$3,977,688	$3,160,668
T. Rowe Price Retirement 2020 Fund	2,858,120	2,469,650
T. Rowe Price Retirement 2015 Fund	1,738,116	1,338,345
T. Rowe Price Retirement 2040 Fund	1,543,589	1,122,423
Manning & Napier World Opportunities Fund	1,510,534	0*
Dodge & Cox International Stock Fund	0*	1,368,045
Vanguard Total Bond Market Index Fund	0*	1,277,447

Common stock
Firstbank Corporation, common stock	3,892,674	1,759,046

Money market fund
Northern Diversified Asset Fund	1,408,280	0*

Other investments less than 5% of the
Plan’s net assets available for benefits	9,614,101	9,070,711

Total	$26,543,102	$21,566,335

*     Investment did not represent more than 5% of the Plan’s net assets available for benefits at end of year.

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2012	2011
Investments at fair value
Firstbank Corporation common stock	$1,936,591	$(243,954)
Mutual funds	2,060,711	(934,054)

Net appreciation (depreciation)	$3,997,302	$(1,178,008)

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The three levels of fair value hierarchy under FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
●	quoted prices for similar assets or liabilities in active markets;
●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability; and
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. For financial assets recorded at fair value, the description includes an indication of the level of fair value hierarchy in which the assets are classified. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds: Shares held in mutual funds are valued at quoted market prices that represent the net asset value (“NAV”) of shares held by the Plan at year end and are classified as Level 1. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Common stock: Firstbank Corporation common stock is valued at quoted market prices that represent the closing price reported on the Nasdaq Stock Market Exchange in which the individual securities are traded and is classified as Level 1.

Money market fund: Shares held in the money market fund are comprised primarily of government, bank and commercial obligations with individual maturities of one year or less and an average maturity of 50 days. The composition of securities is structured to maintain a value of $1 per share (which is not guaranteed) and is classified as Level 2.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31:

2012	Level 1	Level 2	Level 3	Total
Mutual funds
Target date funds	$10,766,675	$-	$-	$10,766,675
Index funds	2,619,023	-	-	2,619,023
Growth funds	2,565,901	-	-	2,565,901
Value funds	1,814,746	-	-	1,814,746
Large foreign blend funds	1,510,534	-	-	1,510,534
Income funds	561,368	-	-	561,368
Conservative allocation funds	487,878	-	-	487,878
Short-term government funds	424,828	-	-	424,828
Intermediate government funds	345,928	-	-	345,928
International funds	83,360	-	-	83,360
Short-term bond funds	61,907	-	-	61,907

Total mutual funds	21,242,148	-	-	21,242,148

Firstbank Corporation common stock	3,892,674	-	-	3,892,674

Money market fund	-	1,408,280	-	1,408,280

Total investments at fair value	$25,134,822	$1,408,280	$-	$26,543,102

2011	Level 1	Level 2	Level 3	Total
Mutual funds
Target date funds	$8,715,195	$-	$-	$8,715,195
Growth funds	2,415,733	-	-	2,415,733
Index funds	2,410,406	-	-	2,410,406
Value funds	1,879,257	-	-	1,879,257
International funds	1,442,175	-	-	1,442,175
Short-term government funds	529,679	-	-	529,679
Conservative allocation funds	514,843	-	-	514,843
Income funds	477,753	-	-	477,753
Intermediate government funds	404,305	-	-	404,305
Short-term bond funds	30,192	-	-	30,192

Total mutual funds	18,819,538	-	-	18,819,538

Firstbank Corporation common stock	1,759,046	-	-	1,759,046

Money market fund	-	987,751	-	987,751

Total investments at fair value	$20,578,584	$987,751	$-	$21,566,335

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and annual audit of the Plan are paid by the Plan Sponsor. Trustee fees and other professional fees related to the investment and administration of the Plan’s assets during 2012 and 2011 were paid by the Plan to Greenleaf Trust (“Greenleaf”) or accrued for, and amounted to $94,953 and $86,181, respectively. Accrued expenses in the amount of $45,957 and $19,807 were payable entirely to Greenleaf as of December 31, 2012 and 2011, respectively. Greenleaf is the custodian and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

The Plan’s investment in Firstbank Corporation common stock as of December 31, 2012 and 2011, represents a party-in-interest investment. The 364,145 and 342,894 shares of Firstbank Corporation common stock held by the Plan as of December 31, 2012 and 2011, respectively, represent approximately 4.5% and 4.3% of the Company’s total outstanding shares of common stock as of those dates.

Cash dividends of $104,247 and $13,455 were paid to and accrued for by the Plan by Firstbank Corporation during 2012 and 2011, respectively, based on shares of common stock held by the Plan on the dates of declaration. This dividend income is included in the amount reported as dividends in the statements of changes in net assets available for benefits.

The Plan offers an investment in a money market fund, which is managed by Northern Trust. As Northern Trust is custodian of such assets, this investment qualifies as a party-in-interest transaction.

5.	INCOME TAX STATUS

The Plan is in the process of applying with the Internal Revenue Service (“IRS”) to obtain a tax determination letter. The Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts. Any unallocated assets of the Plan should be allocated to participant accounts and distributed in such a manner as the Company may determine.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities such as a money market fund, mutual funds and Firstbank Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

■ ■ ■ ■ ■

SUPPLEMENTARY INFORMATION

FIRSTBANK CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

PLAN #002

EIN 38-2633910

(a)	(b) Identify of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

	T. Rowe Price	T. Rowe Price Retirement 2030 Fund, 210,237 Shares	$3,977,688

	T. Rowe Price	T. Rowe Price Retirement 2020 Fund,159,850 Shares	2,858,120

	T. Rowe Price	T. Rowe Price Retirement 2015 Fund, 134,947 Shares	1,738,116

	T. Rowe Price	T. Rowe Price Retirement 2040 Fund, 80,859 Shares	1,543,589

	Manning & Napier	Manning & Napier World Opportunities Fund, 194,908 Shares	1,510,534

	Vanguard	Vanguard Total Bond Market Index Fund Signal Shares, 119,478 Shares	1,325,012

	Blackrock	Blackrock Equity Dividend Fund, 53,332 Shares	1,062,910

	Fidelity	Fidelity Advisor New Insight CLI Fund, 44,745 Shares	1,030,030

	Columbia Management Funds	Columbia Acorn Fund, 27,033 Shares	823,162

	T. Rowe Price	T. Rowe Price Mid Cap Growth Fund, 12,621 Shares	712,709

	Vanguard	Vanguard 500 Index Fund Signal Shares, 5,726 Shares	621,433

	T. Rowe Price	T. Rowe Price Retirement Income Fund, 40,241 Shares	561,368

	T. Rowe Price	T. Rowe Price Personal Income Fund, 28,299 Shares	487,878

	Goldman Sachs	Goldman Sachs Mid Cap Value Fund, 10,906 Shares	428,502

			(Continued)

FIRSTBANK CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

PLAN #002

EIN 38-2633910

(a)	(b) Identify of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

	Vanguard	Vanguard Short Term Treasury Fund, 39,556 Shares	$424,828

	Vanguard	Vanguard Small Cap Index Fund Signal Shares, 10,239 Shares	357,554

	Vanguard	Vanguard Intermediate Term Treasury Fund, 29,566 Shares	345,928

	Columbia Management Funds	Columbia Small Cap Value 1 Fund CI Z, 7,382 Shares	323,334

	Vanguard	Vanguard Mid Cap Index Fund Signal Shares, 9,789 Shares	315,024

	T. Rowe Price	T. Rowe Price Retirement 2010 Fund, 18,503 Shares	304,742

	T. Rowe Price	T. Rowe Price Retirement 2050 Fund, 18,877 Shares	201,224

	T. Rowe Price	T. Rowe Price Retirement 2045 Fund, 11,266 Shares	143,196

	Vanguard	Vanguard Total International Stock Index Fund, 2,322 Shares	69,772

	Vanguard	Vanguard Short Term Corporate Fund, 5,716 Shares	61,907

	Matthews Pacific	Matthews Pacific Tiger Fund, 556 Shares	13,588

	Total mutual funds		21,242,148

			(Continued)

FIRSTBANK CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

PLAN #002

EIN 38-2633910

(a)	(b) Identify of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Firstbank Corporation	364,145 shares of common stock	$3,892,674

*	Northern Institutional Treasury Portfolio	Money market fund, 1,408,280 shares	1,408,280

	Total investments at fair value		26,543,102

*	Notes receivable from participants	Loans, maturing through 2020 with interest rates ranging from 4.25% to 9.25%, per annum; collateral – participant account balances	644,753

	Total		$27,187,855

(a) An asterisk in this column identifies a person known to be a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Firstbank Corporation 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTBANK CORPORATION 401(K) PLAN

By:	Firstbank Corporation
Plan Administrator

By:	/s/ David L. Miller
David L. Miller
Vice President of Human Resources

Date: June 27, 2013

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm